UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
 (Amendment No. 2)

Under the Securities Exchange Act of 1934

Home Bancorp Wisconsin, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

0001578505

 (CUSIP Number)

October 27, 2016

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒          Rule 13d-1(c)

☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 0001578505

1.      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

Spence Limited, LP                                 [62-1410429]
Spence Limited II, LP                             [46-4033717]

2.      Check the Appropriate Box if a Member of a Group:

(a)           ☐
(b)           ☐

3.      SEC Use Only

4.      Citizenship or Place of Organization:     Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: -0-
6. Shared Voting Power: 72,748
7. Sole Dispositive Power: -0-
8. Shared Dispositive Power 72,748

9.      Aggregate Amount Beneficially Owned by Each Reporting Person:       8.1%

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  ☐

11.      Percent of Class Represented by Amount in Row (9):   6.3%

12.       Type of Reporting Person:    Partnership

CUSIP NO.: 0001578505

Item 1(a)       Name of Issuer:

Home Bancorp Wisconsin, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

3762 East Washington Avenue
Madison, WI  53704

Item 2(a).      Name of Person Filing:

Spence Limited, LP
Spence Limited II, LP

Item 2(b).      Address of Principal Business Office, or if None, Residence:

P.O. Box 505
Blakely, GA 39823-0505

Item 2(c).      Citizenship:

Georgia Limited Partnerships

Item 2(d).      Title of Class of Securities:

Common Stock

Item 2(e).      CUSIP Number:

0001578505

Item 3.           If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐          Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐          Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)     ☐         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)     ☐         Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)     ☐         An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP NO.: 0001578505

(f)      ☐      An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)     ☐      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)     ☐      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       ☐      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)       ☒     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount of beneficially owned:                                                                     72,748

(b)          Percent of class:                                                                                                  8.1%

(c)          Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:                                                          -0-

(ii)           Shared power to vote or to direct the vote:                                                72,748

(iii)          Sole power to dispose or to direct the disposition:                                         -0-

(iv)          Shared power to dispose or to direct the disposition of:                         72,748

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:    ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

CUSIP NO.: 0001578505

Item 8.      Identification and Classification of members of the Group.

N/A

Item 9.      Notice of Dissolution of Group

N/A

Item 10.    Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2016
(Date)

/s/    John W. Spence
(Signature)

John W. Spence, Investment Advisor
(Name and Title)